# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Coupang, Inc., CIK 0001834584
CUSIP: 22266T109
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 720 Olive Way, Suite 600, Seattle, Washington (WA), 98101
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001493152-24-044783
Filed by CIK 0001731509

## Reporting persons
- SB Investment Advisers (UK) Ltd: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 309,542,259; sole dispositive power 0; shared dispositive power 309,542,259; aggregate amount beneficially owned 309,542,259 (18.7% of the class)
- SVF Investments (UK) Ltd: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 309,542,259; sole dispositive power 0; shared dispositive power 309,542,259; aggregate amount beneficially owned 309,542,259 (18.7% of the class)

## Item 1. Issuer
Name of issuer: Coupang, Inc.
Address of issuer's principal executive offices: 720 Olive Way, Suite 600, Seattle, WA, 98101

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

SB Investment Advisers (UK) Limited ("SBIA UK")
SVF Investments (UK) Limited
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 69 Grosvenor Street, London, W1K 3JP, United Kingdom.
Citizenship: Each of the Reporting Persons is organized under the laws of England and Wales.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of June 30, 2025, based upon 1,657,810,034 shares of Class A Common Stock outstanding as of April 30, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2025.

SVF Investments (UK) Limited is the record holder of 309,542,259 shares of Class A Common Stock.

SBIA UK has been appointed as alternative investment fund manager ("AIFM") of SVF Investments (UK) Limited. SBIA UK is authorized and regulated by the UK Financial Conduct Authority and is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of SVF Investments (UK) Limited's investments. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein.
Percent of class: 18.7%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 309,542,259
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 309,542,259

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99: Joint Filing Agreement (previously filed).

## Signatures
- SB Investment Advisers (UK) Ltd: By: /s/ Amanda Sanchez-Barry, Amanda Sanchez-Barry, General Counsel (08/14/2025)
- SVF Investments (UK) Ltd: By: SB Investment Advisers (UK) Limited, its manager, By: /s/ Amanda Sanchez-Barry, Amanda Sanchez-Barry, General Counsel (08/14/2025)